UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On August 31, 2026, Alpha Tau Medical Ltd. (the “Company”) issued a press release titled “Alpha Tau Completes Patient Enrollment in its Multicenter IMPACT Pancreatic Cancer Pilot Study of Alpha DaRT® Following Strong Demand and Multiple Expansions.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: August 31, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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